Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

August 12, 2011

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-8629

Re:	Sun Life of New York Variable Account N (“Registrant”) of
Sun Life Insurance and Annuity Company of New York (“Depositor” or “Sun Life NY”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4
(“Registration Statement”)
File Nos. 811-22013 and 333-174371

Commissioners:

The above-captioned Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on May 20, 2011, for the purpose of registering an indefinite number of flexible payment deferred annuity contracts (the “Contracts”) to be used in connection with retirement and deferred compensation plans. Pre-Effective Amendment No. 1 to the Registration Statement was filed on August 10, 2011, to respond to SEC Staff comments on the Registration Statement.

The purpose of this correspondence is to respond to follow-up comments on Pre-Effective Amendment No. 1 made by the SEC Staff in a telephone conversation on August 11, 2011. More specifically, the SEC Staff commented that: (i) the date of the prospectus should be inserted on the cover page; and (ii) the column sub-headings “During the first 7 Contract Years” and “During the first 5 Contract Years” should be deleted from the first table presented under the heading “Variable Account Annual Expenses.” For the convenience of the SEC Staff, Registrant has attached copies of the prospectus and statement of additional information (“SAI”) disclosure specifically addressing each of these comments.

Registrant respectfully requests that the SEC Staff accelerate Pre-Effective Amendment No. 1. If the SEC Staff deems the revised disclosure responsive to the comments and accelerates the Pre-Effective Amendment based on that revised disclosure, then Registrant represents that the revisions shown in the attached pages will be made in the definitive prospectus and SAI filed pursuant to Rule 497 under the Securities Act of 1933.  Registrant also asks that the acceleration request made in the transmittal letter that accompanied Pre-Effective Amendment No. 1 be honored so that Registrant may make an oral request for acceleration as soon as reasonably practicable.

Please direct all questions and comments to the undersigned at (781) 263-6402, or to Patrice M. Pitts, Esquire, of Sutherland Asbill & Brennan at (202) 383-0548.

Respectfully yours,

/s/Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President & Senior Counsel

cc:	Patrice M. Pitts, Esquire
Rebecca A. Marquigny, Esquire

AUGUST 12, 2011
SUN LIFE SOLUTIONS NY

This prospectus describes an individual flexible premium deferred variable annuity contract (“Contract”) issued by Sun Life Insurance and Annuity Company of New York (“Sun Life (N.Y.),” “we,” “us,” “our”) in New York. The Contract is designed as a long-term investment vehicle for retirement planning and is not suitable for short-term investing or speculation. Persons wishing to employ such strategies should not purchase a Contract.

The Contract offers a choice of features and benefits. You, in consultation with your financial professional, determine which ones may be appropriate for you based on your financial circumstances and objectives. The fees and charges that you pay under your Contract are based on the features and benefits that you select. For example, if you select an enhanced death benefit or an optional living benefit, then your expenses will be higher than if you purchased a Contract without such benefits.

You may accumulate value on a tax-deferred basis under your Contract by allocating your money to one or more variable investment options (“Subaccounts”) of Sun Life (N.Y.) Variable Account N (the “Variable Account”), and any investment option(s) available with our dollar cost averaging program (“DCA Account”). Each Subaccount, in turn, invests in one of the following investment portfolios (“Funds”).

AIM Variable Insurance Funds (Invesco Variable	Lazard Retirement Series, Inc.	Putnam Variable Trust
Insurance Funds)	Lazard Retirement Emerging Markets	Putnam VT Absolute Return 500 Fund
Invesco Van Kampen V.I. Comstock Fund	Equity Portfolio	Putnam VT Equity Income Fund
Invesco Van Kampen V.I. Equity and Income Fund	Lord Abbett Series Fund, Inc.	Putnam VT Voyager Fund
Invesco V.I. International Growth Fund	Growth Opportunities Portfolio	Sun Capital Advisers Trust
Invesco Van Kampen V.I. Mid Cap Value Fund	Fundamental Equity Portfolio	SCSM AllianceBernstein International Value Fund
AllianceBernstein Variable Products Series Fund, Inc.	MFS® Variable Insurance Trust	SCSM BlackRock Inflation Protected Bond Fund
AllianceBernstein Balanced Wealth Strategy Portfolio	MFS® Research Bond Series	SCSM BlackRock International Index Fund
AllianceBernstein Dynamic Asset Allocation Portfolio	MFS® Variable Insurance Trust II	SCSM BlackRock Large Cap Index Fund
AllianceBernstein Small/Mid Cap Value Portfolio	MFS® Core Equity Portfolio	SCSM BlackRock Small Cap Index Fund
BlackRock Variable Series Funds, Inc.	MFS® Emerging Markets Equity Portfolio	SCSM Columbia Small Cap Value Fund
BlackRock Global Allocation V.I. Fund	MFS® Global Tactical Allocation	SCSM Davis Venture Value Fund
Columbia Funds Variable Insurance Trust I	Portfolio	SCSM Lord Abbett Growth & Income Fund
Columbia Variable Portfolio - Marsico Growth Fund	MFS® Government Securities Portfolio	SCSM Goldman Sachs Mid Cap Value Fund
Fidelity® Variable Insurance Products Fund II	MFS® Growth Portfolio	SCSM Goldman Sachs Short Duration Fund
Contrafund® Portfolio	MFS® International Growth Portfolio	SCSM Ibbotson Balanced Fund
Fidelity® Variable Insurance Products III	MFS® International Value Portfolio	SCSM Ibbotson Conservative Fund
Balanced Portfolio	MFS® Research International Portfolio	SCSM Ibbotson Growth Fund
Mid Cap Portfolio	MFS® Total Return Portfolio	SCSM Invesco Small Cap Growth Fund
First Eagle Overseas Variable Fund	MFS® Utilities Portfolio	SCSM PIMCO High Yield Fund
First Eagle Overseas Variable Fund	MFS® Value Portfolio	SCSM PIMCO Total Return Fund
Franklin Templeton Variable Insurance Products	Oppenheimer Variable Account Funds	SCSM WMC Blue Chip Mid Cap Fund
Trust	Oppenheimer Global Securities Fund/VA	SCSM WMC Large Cap Growth Fund
Franklin Income Securities Fund	PIMCO Equity Series VIT	Sun Capital Global Real Estate Fund
Franklin Small Cap Value Securities Fund	PIMCO EqS Pathfinder Portfolio	Sun Capital Investment Grade Bond Fund®
Franklin Strategic Income Securities Fund	PIMCO Variable Insurance Trust	Sun Capital Money Market Fund®
Mutual Shares Securities Fund	PIMCO All Asset Portfolio	Universal Institutional Funds, Inc.
Templeton Global Bond Securities Fund	PIMCO CommodityRealReturn® Strategy	Growth Portfolio
JPMorgan Insurance Trust	Portfolio	Mid Cap Growth Portfolio
JPMorgan Insurance Trust Core Bond Portfolio	PIMCO Emerging Markets Bond Portfolio	Wells Fargo Variable Trust
JPMorgan Insurance Trust U.S. Equity Portfolio	PIMCO Global Multi-Asset Portfolio	VT Total Return Bond Fund

The Contract is not a bank deposit or an obligation of, or insured, guaranteed or endorsed by, any bank, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. This prospectus contains basic information you should understand about the Contract before investing. Please read the prospectus carefully and keep it for future reference. The Contract has not been approved or disapproved by the Securities and Exchange Commission (“SEC”). Neither the SEC nor any state has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

To learn more about the Contract, you can obtain a copy of the statement of additional information (“SAI”), dated August 12, 2011. The SAI is incorporated by reference into this prospectus. The prospectus and SAI are parts of the registration statement that we filed with the SEC. The SEC maintains a website (www.sec.gov) that contains the registration statement, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The table of contents for the SAI appears at the back of this prospectus. For a free copy of the SAI, call us at (800) 752-7215 or write to us at the Sun Life Financial Annuity Service Center (“Service Center”) at the following address.

Sun Life Insurance and Annuity Company of New York
(for overnight mail)	(for regular mail)
Sun Life Financial Annuity Service Center 112 Worcester Street Wellesley Hills, MA 02481	Sun Life Financial Annuity Service Center P.O. Box 9133 Wellesley Hills, MA 02481

FEES AND EXPENSES

The table below describes the fees and expenses that you will pay when you buy the Contract, surrender the Contract, or transfer Contract Value between Subaccounts. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

	Contract with 9-Year Withdrawal Charge Period	Contract with 7-Year Withdrawal Charge Option	Contract with 5-Year Withdrawal Charge Option
Withdrawal Charge[1] (% of Purchase Payment Withdrawn)
# of Complete Years from Receipt of Purchase Payment
0	8%	8%	8%
1	8%	8%	7.5%
2	7%	7%	7%
3	6%	6%	6%
4	5%	5%	5%
5	4%	4%	0%
6	3%	3%	0%
7	2%	0%	0%
8	1%	0%	0%
9+	0%	0%	0%
Transfer Charge[2]	$ 25	$ 25	$ 25
Premium Taxes[3] (as a percentage of Contract Value or total Purchase Payments; based on Owner’s state of residence)	0% - 3.5%	0% - 3.5%	0% - 3.5%
Annual Contract Fee[4]	$ 50	$ 50	$ 50

Variable Account Annual Expenses

	Contract with 9-Year Withdrawal Charge Period	Contract with 7-Year Withdrawal Charge Option	Contract with 5-Year Withdrawal Charge Option
Mortality and Expense Risk Charge[5] (as a percentage of daily net assets in the Subaccounts)
Contract with Contract Value Death Benefit	1.00%	1.20%	1.60%
Contract with Return of Purchase Payment Death Benefit	1.20%	1.40%	1.80%
Contract with Highest Anniversary Value Death Benefit	1.60%	1.80%	2.20%
Purchase Payment Charge[6] (as a percentage of any Purchase Payment made after first Contract Anniversary)	N/A	0.20% (assessed after 7th Contract Year and before Income Phase)	0.60% (assessed after 5th Contract Year and before Income Phase)
Charge for Optional Living Benefit[7] (as a percentage of Income Benefit Base during Contract Year)
Sun Income Vision–Single Life Option	0.95%	0.95%	0.95%
Sun Income Vision–Joint Life Option	1.10%	1.10%	1.10%

This prospectus sets forth information about the Contract and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated August 12, 2011, which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Insurance and Annuity Company of New York. To receive a copy, return this request form to the address shown below or telephone (800) 752-7215.

------------------------------------------------------------------------------------------------------------------------------------------------

To:	Sun Life Insurance and Annuity Company of New York
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

Please send me a Statement of Additional Information for
Sun Life Solutions NY
Sun Life (N.Y.) Variable Account N.

Name:

Address:

City:	State:	Zip Code:

Telephone:

AUGUST 12, 2011

SUN LIFE SOLUTIONS NY

VARIABLE ANNUITY
STATEMENT OF ADDITIONAL INFORMATION
SUN LIFE (N.Y.) VARIABLE ACCOUNT C

TABLE OF CONTENTS

Sun Life Insurance and Annuity Company of New York	2
Advertising and Sales Literature	2
Tax Deferred Accumulation	3
Calculations	4
5-Year Contract	4
Example of Variable Accumulation Unit Value Calculation	4
Example of Variable Annuity Unit Calculation	4
Example of Variable Annuity Payment Calculation	4
7-Year Contract	4
Example of Variable Accumulation Unit Value Calculation	4
Example of Variable Annuity Unit Calculation	4
Example of Variable Annuity Payment Calculation	4
9-Year Contract	5
Example of Variable Accumulation Unit Value Calculation	5
Example of Variable Annuity Unit Calculation	5
Example of Variable Annuity Payment Calculation	5
Distribution of the Contract	5
Custodian	5
Independent Registered Public Accounting Firm	6
Financial Statements	6

The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of the Sun Life Solutions NY (the “Contract”) issued by Sun Life Insurance and Annuity Company of New York (the “Company”) in connection with Sun Life (N.Y.) Variable Account N (the “Variable Account”). The information contained herein is not included in the Prospectus dated August 12, 2011. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Insurance and Annuity Company of New York, c/o Annuity Division, P.O. Box 9133, Wellesley Hills, Massachusetts 02481, or by telephoning (800) 752-7215.

The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.

------------------------------------------------------------------------------------------------------------------------
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.